Exhibit 6.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is effective as of February 20, 2018, and made and entered into by and between LMP Motors.com, LLC, with principal offices at 601 North State Rd. 7 Plantation, 33317 at the State of Florida (“Employer” or “Company”) and Samer Tawfik, who has a residence at 300 South Pointe Dr., apt 4003, Miami Beach, FL 33139 (“Employee”).

RECITALS

WHEREAS the Company is considered to be a Development Stage Enterprise and, along with current and future subsidiaries and affiliates, plans to provide a best in class e-commerce solution for pre-owned automobile sales, purchasing, financing, leasing, and other transactions (the "Business"); and

WHEREAS the Employee possesses extensive experience in Business the Company intends to engage in; and

WHEREAS the Company desires to retain the Employee as Chief Executive Officer, to promote the interests of and perform services for the Company on the terms and conditions hereinafter set forth, and the Employee desires to be retained on such terms and subject to such conditions;

NOW, THEREFORE, in consideration of the foregoing and mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties agree as follows:

1.	Employment and Exclusive Devotion of Business Time to Employment.

Subject to and pursuant to the terms of this Agreement, effective February 20, 2018 (the “Effective Date”), the Company shall employ the Employee in the capacity of Chief Executive Officer reporting directly to the Company’s Board of Directors. Employee agrees to devote all of his/her business time, effort, skills, loyalty and attention to the Business of the Company, and will not, during the term of this Agreement, participate in any other commercial activity which may be comparable to the commercial activity engaged in by the Company, without the prior written consent of the Company.

2.	Duties of Employee.

The duties of the Employee shall include the performance of all duties typical of and commensurate with that of Chief Executive Officer. The duties of the Employee may be changed, appended, limited or expanded at the sole discretion of either the CEO or the Company’s Board of Directors. The Employee will use his reasonable best efforts to perform such duties and responsibilities in a professional, efficient and businesslike manner.

Employee agrees to be so employed by the Company and agrees to devote substantially all of his business time, attention, skill and efforts to perform services for the Company and to faithfully and diligently discharge and fulfill his duties hereunder to the best of his abilities.

(a)	Compliance with Company Policies and Procedures. Employee shall, in the performance of his duties, carry out the Company’s policies, procedures, rules, regulations, memoranda and directives as may be established from time to time, including, but not limited to those set forth regarding sexual harassment, use of the internet and equal employment opportunity and must sign and comply with the Company’s employee handbook.

(b)	Primary Office Location. The Company’s principal office shall be located at 601 North State Rd. 7 Plantation Florida, or at such other location as may be determined by the Company from time to time. If such other location requires the Employee to relocate in order to allow him/her to satisfactorily perform his/her duties, the Company shall give the Employee a reasonable relocation allowance. Employee shall be available for travel from time to time as is reasonably necessary in performance of the Company’s Business. Employee shall not be reimbursed for commutation to and from the Company’s primary business location. Employee shall travel to such other places at such times as the needs of the Company may from time-to-time dictate or may be desirable.

3.	Term.

The term (“Term”) of this Agreement shall commence on the Effective Date and shall continue until terminated pursuant to paragraph 6 below.

4.	Compensation.

For services rendered by the Employee pursuant to this Agreement, the Company shall pay or award compensation to the Employee as follows:

(a)	Base Salary. Effective with the Employee’s first day of employment, the Company shall pay to the Employee a base annual salary of $120,000, payable bi-weekly in accordance with the policies, payroll practices and procedures of the Company, as in effect from time to time, including but- not limited to withholding of applicable taxes, FICA and similar items.

5.	Benefits. Vacation and Reimbursements for Reasonable Expenses.

In addition to the Base Salary in connection with the Employee’s employment by the Company, the Employee shall be eligible to receive such vacation time and benefits as per the Company’s employee handbook. Fringe benefits will be offered to the Company’s senior Employee officers, if and when such benefits, plans, or other perquisites are approved by the Board.

6.	Termination.

Employment with Company is for no specific period of time and shall be considered at-will, meaning that either party is free to terminate the employment relationship without cause upon oral or written notice. Although Employee’s job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of employment may only be changed in an express written agreement signed by Employee and a duly authorized officer of the Company.

7.	Injunctive Relief.

Employee acknowledges that Employee’s breach of the covenants contained in Exhibit A and/or the applicable agreements incorporated therein by reference (collectively “Covenants”) could cause irreparable injury to the Company and agrees that in the event of any such breach or threatened breach, the Company and/or its successors and assigns shall be entitled to seek temporary or preliminary injunctive relief without the necessity of posting any bond or other security, in addition to any other rights or remedies the Company and/or its successors and assigns may have for damages.

8.	Final Agreement.

This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof and constitutes the entire agreement between the parties on such subject matter. This Agreement may be modified only by a further writing that is duly executed by both parties.

9.	Governing Law, Non-Binding Mediation; Binding Arbitration.

This Agreement shall be construed and enforced in accordance with the laws of the State of Florida without reference to its choice of law rules.

Except for claims for injunctive relief involving a breach or threatened breach by Employee of any of the provisions of the Confidentiality and Non-Solicitation Agreement attached hereto as Exhibit A, the Company and Employee hereby mutually agree that any disputes between them related to or arising out of this Agreement, including but not limited to disputes regarding Employee’s employment with the Company or the termination of Employee’s employment with the Company must be submitted for resolution by binding arbitration in accordance with the most current Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association (“AAA”), including the Optional Appellate Arbitration Rules (“Appellate Rules”). A court of competent jurisdiction shall have the authority to enter a judgment upon the award made pursuant to the arbitration.

Prior to filing any demand for arbitration, the Company and/or Employee must first submit the applicable dispute to non-binding mediation conducted in Miami-Dade County, under the rules of the AAA. If mediation fails to resolve the applicable dispute, the Company and/or Employee may then file a demand for arbitration. The Parties shall bear equally all administrative costs incurred in connection with any such mediation, including the mediator’s fee.

Except as it otherwise provides, this arbitration provision requires all such disputes be resolved only by an arbitrator through arbitration, and not by a trial in court with a judge or jury. Employee and the Company are voluntarily and knowingly waiving their right to trial by jury. The arbitration will become final and binding upon exhaustion or expiration of the parties’ right to appeal under the Appellate Rules.

Disputes subject to this arbitration provision include, without limitation, disputes arising out of or relating to interpretation or application of the Agreement. This arbitration provision also applies, without limitation, and to the maximum extent permitted by law, to disputes regarding the employment relationship, trade secrets, unfair competition, compensation, breaks and rest periods, termination, or harassment and claims arising under statutes such as the Uniform Trade Secrets Act, Civil Rights Act of 1964, Americans With Disabilities Act, Age Discrimination in Employment Act, Family and Medical Leave Act, Fair Labor Standards Act, Employee Retirement Income Security Act, and state statutes and local ordinances, if any, addressing the same or similar subject matters, and all other state statutory and common law claims. Further, this arbitration provision applies to claims arising out of the employment relationship alleged against co-workers, supervisors, officers, affiliates, subsidiaries and related companies, and persons or entities acting, or implicitly or explicitly alleged to be acting, as the employer jointly or in concert with the Company. Such persons and entities are intended beneficiaries to this arbitration provision with the same right to compel arbitration to the same extent as the Company. Finally, this arbitration provision is intended to cover any dispute now in existence (including all claims or potential claims having accrued to date), as well as any disputes arising in the future, related to Employees’ employment.

Disputes which are not subject to arbitration under this arbitration provision are: (a) disputes concerning the enforceability of this arbitration provision, which must be decided by a court;

(b) claims for workers’ compensation benefits; (c) claims for government disability benefits; and (d) claims for unemployment insurance. Further, nothing in this arbitration provision shall preclude Employee from filing complaints or charges with any governmental agency, including without limitation charges filed with the Equal Employment Opportunity Commission and any similar state or local “EEO” agency, the United States Department of Labor, and the Securities and Exchange Commission. Nothing in this arbitration provision shall excuse Employee from bringing an administrative claim before any governmental agency in order to fulfill Employee’s obligation to exhaust administrative remedies before making a claim in arbitration. In addition, nothing in this arbitration provision shall prevent either the Company or Employee from applying to courts where necessary to obtain emergency or temporary injunctive relief in order to prevent irreparable harm pending arbitration of the dispute between the Parties.

Binding arbitration under this arbitration provision shall be conducted in Miami-Dade County, Florida, unless the parties mutually agree to another location. The arbitration shall be conducted before a neutral arbitrator selected by both parties from the AAA’s Employment Dispute Resolution Roster. Costs of the arbitration will be governed by the AAA’s Employment Arbitration Rules and Mediation Procedures. The Federal Rules of Civil Procedure and any comparable state rules shall not apply to the binding arbitration; however, the parties will be permitted to conduct discovery in accordance with the Federal Rules of Civil Procedure. The arbitrator shall issue a written opinion setting forth the factual and legal findings and conclusions on which his or her decision is based.

The arbitrator shall be authorized to award whatever remedies are allowed by law, but such remedies shall be limited to those that would be available to a party in a court of law for the claims presented to, and decided by, the arbitrator. Except as may be permitted or required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all Parties.

A demand for arbitration must be submitted within the appropriate statute of limitations period under governing law. The arbitrator shall resolve all disputes regarding the timeliness or propriety of the demand for arbitration.

In the event any portion of this arbitration provision is deemed invalid, void or unenforceable, the remainder of this arbitration provision will be valid and enforceable. In the event that any portion of the Appellate Rules are deemed invalid, void or unenforceable, the right of either party to appeal from an arbitration award shall be abolished and the arbitration award shall be final and binding.

A copy of the current versions of AAA’s Employment Arbitration Rules and Mediation Procedures and the Appellate Rules are available online at https://www.adr.org/Rules.

[ST] By initialing here, Employee acknowledges [he/she] has read this Section 9 in its entirety and understands and agrees with the arbitration provision herein and has received the Company employee handbook.

10.	Headings.

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

11.	Non-Solicitation of Employees.

Employee agrees to read sign and abide by the Company’s Non-Solicitation, Confidentiality and Inventions Assignment Agreement attached hereto as Exhibit A.

12.	General Provisions.

(a)	Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(b)	Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Employee, the Company and their respective heirs, successors and assigns. The Company may assign this Agreement to any person or entity, including, but not limited to, any successor, parent, subsidiary or affiliated entity of the Company. The Company also may assign this Agreement in connection with any sale or merger (whether a sale or merger of stock or assets or otherwise) of the Company or the business of the Company. Employee expressly consents to the assignment of the commitments, restrictions and undertakings set forth in Sections 11 above of this Agreement to any new owner of the Company’s business or purchaser of the Company. Employee may not assign, pledge, or encumber his interest in this Agreement, or any part thereof, without the written consent of the Company.

(c)	Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Employee, which consent explicitly states the intent of both parties hereto to supplement the terms herein, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement. Either party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, or prevent that party thereafter from enforcing each and every other provision of this Agreement.

(d)	Attorneys’ Fees. Each side will bear its own attorneys’ fees in any dispute unless a statutory section at issue, if any, authorizes the award of attorneys’ fees to the prevailing party.

(e)	Severability. In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

(f)	Interpretation; Construction. The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing the Company, but Employee has participated in the negotiation of its terms. Furthermore, Employee acknowledges that he has had an opportunity to review and revise the Agreement and have it reviewed by legal counsel, if desired, and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Company:	Employee:

LMP Motors.com, LLC

/s/ Samer Tawfik	/s/ Samer Tawfik
Samer Tawfik President, CEO and	Samer Tawfik
Chairman of the Board Directors

EXHIBIT A

CONFIDENTIALITY and NON-SOLICITATION

This Confidentiality and Non-Solicitation Agreement (hereinafter referred to as “Agreement”) is entered into by and between LMP Motors.com, Inc. (hereinafter referred to as “EMPLOYER”) and Employee (hereinafter referred to as “EMPLOYEE”). All references to EMPLOYER herein expressly include all affiliates of EMPLOYER, and such affiliates are intended third-party beneficiaries of this Agreement.

WHEREAS, EMPLOYEE, in the course of performing services for EMPLOYER as its Director of Acquisitions, Due Diligence and Integrations has or will receive, or will be exposed or have access to, certain trade secrets, confidential and proprietary information, extraordinary or specialized training, customer lists, and customers and employees of EMPLOYER; and

WHEREAS, EMPLOYEE acknowledges that EMPLOYER has a legitimate business interest in preventing disclosure of its trade secrets, confidential and proprietary information, customer lists, and training materials and techniques, and in and fostering and preserving its customer relationships and customer and employee goodwill;

THEREFORE, in consideration of the promises and covenants contained in this Agreement, the parties hereto agree as follows:

1. Covenant Not to Disclose Trade Secrets. During EMPLOYEE’s service for EMPLOYER and for ten (10) years thereafter, EMPLOYEE promises and agrees not to disclose or utilize any trade secrets acquired during the course of EMPLOYEE’s service with EMPLOYER to any person or corporation without the express written permission of EMPLOYER. As used herein, “trade secrets” is to be given the same definition as specified in Florida’s Uniform Trade Secrets Act, § 688.002(4), Florida Statutes, and shall include, but not be limited to, business plans; forecasts and strategies; pricing schedules and methodologies; marketing and sales techniques and programs; customer or client lists; lists of manufacturers, distributors, suppliers, or other sources or resources for obtaining products sold by EMPLOYER to its customers or clients; catalog information; sales or promotional programs; personnel records; administration/accounting records; computer systems or computer programs; compensation or benefit information for employees or others; information about income, debts, or other financial matters; and purchasing programs or vendor information. EMPLOYEE is also hereby cautioned that improper disclosure of trade secrets is a felony under Florida law. EMPLOYEE promises and agrees that if he/she has any question as to whether certain information constitutes a trade secret, he/she shall request clarification from EMPLOYER, in writing, regardless of whether EMPLOYEE is performing services for EMPLOYER at the time that such question arises. In addition, EMPLOYEE promises and agrees that if he/she becomes aware of any unauthorized disclosure of EMPLOYER’s trade secrets, he/she shall immediately notify EMPLOYER of such disclosure, regardless of whether EMPLOYEE is performing services EMPLOYER at the time he/she becomes aware of such disclosure.

Nothing in this Agreement shall prohibit EMPLOYEE from disclosing trade secrets and confidential or proprietary information to the limited extent permitted by and in accordance with the Defend Trade Secrets Act of 2016 (“DTSA”). The DTSA provides that: “An individual shall not be held criminally or civilly liable under a Federal or State trade secret law for the disclosure of a trade secret that:

a.  is made – (i) in confidence to a Federal, State or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or

b. is made in a complaint or other document filed in a lawsuit or other proceeding, if the filing is made under seal.”

The DTSA further provides that: “an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.”

In addition, nothing in this Agreement is intended to or shall be interpreted to restrict or otherwise interfere with EMPLOYEE’s: (a) obligation to testify truthfully in any forum; (b) right and/or obligation to contact, cooperate with, provide information to – or testify or otherwise participate in any action, investigation or proceeding of – any government agency or entity (including, but not limited, to the Equal Employment Opportunity Commission, the Department of Justice, the Department of Labor, the U.S. Securities and Exchange Commission, or the National Labor Relations Board); provided, however, that EMPLOYEE shall seek from the government agency or entity as much confidentiality protection as available under applicable law for trade secrets and confidential or proprietary information as described above; or (c) EMPLOYEE’s right and/or obligation to disclose any information or produce any documents as is required by law or legal process, without prior authorization from or subsequent notification to EMPLOYER.

Further, and to be more specific, nothing in this Agreement is intended to prohibit EMPLOYEE from reporting possible violations of federal, state or local law, ordinance or regulation to any governmental agency or entity, including, but not limited to, the Department of Justice, the U.S. Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Congress and any agency Inspector General, or otherwise taking action or making disclosures that are protected under the whistleblower provisions of any federal, state or local law, ordinance or regulation, including, but not limited to, Rule 21F-17 promulgated under the Securities Exchange Act of 1934, as amended. EMPLOYEE is entitled to make reports and disclosures or otherwise take action under this provision without the prior authorization from or subsequent notification to EMPLOYER and may do so with the express understanding that EMPLOYER shall not engage in or tolerate retaliation of any kind. EMPLOYEE is entitled to make reports and disclosures or otherwise take action under this Section without fear of retaliation of any kind.

2. Covenant Not to Use Other Confidential or Proprietary Information. During EMPLOYEE’s service for EMPLOYER and for ten (10) years thereafter, EMPLOYEE promises and agrees not to disclose or utilize any confidential or proprietary information acquired during the course of EMPLOYEE’s service with EMPLOYER to any person or corporation without the express written permission of EMPLOYER. As used herein, confidential or proprietary information shall include any confidential or proprietary information of EMPLOYER that does not otherwise qualify as a trade secret, including without limitation any extraordinary or specialized training that EMPLOYEE has received during his/her service for EMPLOYER. EMPLOYEE promises and agrees that if he/she has any question as whether certain information constitutes confidential or proprietary information, he/she shall request clarification from EMPLOYER, in writing, regardless of whether EMPLOYEE is employed by EMPLOYER at the time that such question arises. In addition, EMPLOYEE promises and agrees that if he/she becomes aware of any unauthorized disclosure of EMPLOYER’s confidential or proprietary information, he/she shall immediately notify EMPLOYER of such disclosure, regardless of whether EMPLOYER employs EMPLOYEE at the time he/she becomes aware of such disclosure. EMPLOYEE further promises and agrees that all records, files, plans, documents, policies and procedures, and the like relating to the business of EMPLOYER that EMPLOYEE prepares, uses, or comes into contact with, shall be and shall remain the sole property of EMPLOYER, shall not be copied without written permission, and shall be returned to EMPLOYER at any time at EMPLOYER’s request. As used herein, the terms “records, files, plans, documents, policies and procedures” include data stored on a computer or any other electronic medium.

3. Covenant Not to Solicit Prospective or Existing Customers or Clients. During Employee’s service for EMPLOYER and for two (2) years thereafter, EMPLOYEE shall not, directly or indirectly, solicit, divert, entice, induce, take-away, or attempt to take away any of EMPLOYER’s prospective or existing customers or clients for any business that is competitive to the business of EMPLOYER or its affiliates, including without limitation any business engaged in the sale, leasing, and/or financing of used cars, anywhere in North America.

4. Covenant Not to Hire Company Employees. During EMPLOYEE’s service for EMPLOYER, and for two (2) years thereafter, EMPLOYEE will not, anywhere in the United States, directly or indirectly, employ, attempt to employ, solicit, entice, or induce, any other employee of EMPLOYER as a consultant, employee, agent, sales representative, or contractor, or any person who was an EMPLOYER employee during the six (6) months preceding EMPLOYEE’s departure.

5. Reasonableness of Covenants. In view of the nature of the business in which EMPLOYER is engaged, and in recognition of EMPLOYER’s position with EMPLOYER and the unique services to be performed by EMPLOYEE, EMPLOYEE acknowledges and agrees that the restrictions contained in Sections 1 through 4 above are reasonable and necessary to protect the legitimate interests of EMPLOYER for which monetary damages would not provide an adequate remedy, and that any violation thereof would result in irreparable injuries to EMPLOYER. EMPLOYEE therefore acknowledges and agrees that, in the event of his violation of any of these restrictions, EMPLOYER shall be entitled to injunctive and/or other equitable relief as set forth in Section 6 below. EMPLOYEE also acknowledges and agrees that the restrictions in Sections 1 through 4 above will not preclude EMPLOYEE from earning a living.

EMPLOYEE represents and warrants that the knowledge, skill and abilities he possesses at the time of his execution of this Agreement are sufficient to permit him to earn a living during the two (2) year period following the termination of his employment while honoring his commitments set forth in Sections 1 through 4 above.

6. Injunctive Relief. Employee agrees that it would be impossible or inadequate to measure and calculate the Company’s damages from any breach of the covenants set forth in Sections 1 through 4 of this Agreement. Accordingly, EMPLOYEE expressly stipulates and agrees that if EMPLOYEE breaches or threatens to breach any of such covenants, EMPLOYER will have available, in addition to any other right or remedy available, the right to obtain injunctive and equitable relief of any type from a court of competent jurisdiction, including but not limited to restraining such breach or threatened breach and to specific performance of any such provision of this Agreement. EMPLOYEE irrevocably agrees and consents to jurisdiction and venue for such action, at the aggrieved EMPLOYER’s option, in a court of competent jurisdiction sitting in Miami-Dade County, Florida.

7. Periods of Prohibition. In the event EMPLOYEE violates or breaches any provision of this Agreement, EMPLOYEE recognizes, understands and agrees that the time during which EMPLOYEE was in violation of the Agreement will not count toward the periods of prohibition contained herein. Thus, the periods of prohibition shall run for the entire period from the date that EMPLOYEE ceases, either voluntarily or by court order, to engage in or do those acts constituting a violation or breach of this Agreement.

8. Consideration for Agreement. EMPLOYEE agrees that gainful employment, or continued gainful employment, with EMPLOYER constitutes valid and binding consideration for this Agreement.

9. Enforcement by Company’s Successors and Assignees. At EMPLOYER’s sole option, the EMPLOYER’s rights and obligations under this Agreement will transfer to and be binding upon the EMPLOYER’s successors and assignees. EMPLOYEE may not assign EMPLOYEE’s rights and obligations under this Agreement.

10. Judicial Modification of Agreement. EMPLOYER and EMPLOYEE specifically agree that a court of competent jurisdiction may modify or amend this Agreement if necessary to conform with relevant law(s) or binding judicial decisions in effect at the time EMPLOYER seeks to enforce any or all of said provisions.

11. Severability. If any provision of this Agreement is held invalid for any reason, the other provisions of this Agreement will remain in effect, insofar as is consistent with law. If a covenant is held to be unenforceable because of the area covered, the duration thereof and/or the scope thereof, EMPLOYEE agrees that the court making such determination shall have the power to reduce the area and/or the duration and/or scope thereof, and the covenant shall then be enforceable in its reduced form.

12. Independence of Covenants. The covenants set forth herein shall be construed as agreements independent of any other provision in any other agreement by, between, among, or affecting EMPLOYER and EMPLOYEE, and the existence of any claim or cause of action of EMPLOYEE against EMPLOYER, whether predicated on this agreement or otherwise, shall not constitute a defense to the enforcement of this Agreement.

13. Waiver of Breach. The waiver by any party of any breach of any covenant or condition of this Agreement shall not be construed as a waiver of any subsequent breach of such covenant or condition or of the breach of any other covenant or condition contained in this Agreement.

14. Governing Law and Interpretation. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. Its language shall be construed as a whole, according to its fair meaning, and not strictly for or against either party, no matter who may have drafted the language in question.

15. Choice of Forum and Jury Waiver. In the event of a dispute as to the interpretation, application or violation of this Agreement, it is understood and agreed that such dispute shall be resolved before a court of competent jurisdiction in Miami-Dade County, Florida. The parties agree that any such dispute shall be resolved by a judge, not by a jury.

16. Entire Agreement. This Agreement contains the entire agreement and understanding between EMPLOYER and EMPLOYEE with respect to the matters set forth herein.

17. Oral Modifications Not Binding. This Agreement contains the complete understanding of the parties and any changes must be in writing and signed by the parties. EMPLOYEE hereby certifies that he/she has received a copy of this Agreement for review and study, has read the Agreement carefully, and agrees to abide by all of its provisions.

IN WITNESS WHEREOF, the parties have executed this Agreement on this 20th day of February, 2018, in Miami-Dade County, Florida.

LMP Motors.com, LLC

By:	/s/ Sam Tawfik
Sam Tawfik, General Partner

Date:	03-26-18

EMPLOYEE

Signature:	/s/ Sam Tawfik (Mar 9, 2018)
Sam Tawfik

Print Name:	Samer Tawfik

Date:	02/20/2018